EXHIBIT 99.1

Lombard Medical Announces 2014 Third Quarter and Nine-Month Financial Results Release and Conference Call Date

IRVINE, Calif. and LONDON, Oct. 17, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs3), today announced that it will release its 2014 third quarter and nine-month financial results after the market closes on Wednesday, October 29, 2014. In conjunction with the release, the company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Wednesday, October 29, 2014, to discuss the financial results and other business developments.

Interested parties may access the live call via telephone by dialing (877) 407-4018 (U.S.) or (201) 689-8471 (International). To listen to the live call via Lombard Medical's website, go to www.lombardmedical.com, in the Events and Presentations section. A webcast replay of the call will be available following the conclusion of the call in the Events and Presentations section of the website.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750
Ian Ardill, Chief Financial Officer	Tel: +44 (0)1235 750 800

Pure Communications	Tel: +1 949 370 8500
Matthew H Clawson	matt@purecommunicationsinc.com

FTI Consulting (UK)	Tel: +44 (0)20 3727 1000
Simon Conway, Victoria Foster Mitchell